SEC FILE NUMBER
001-41443

CUSIP NUMBER 64113L202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Netcapital Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1 Lincoln Street

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Netcapital Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2025 (the “2025 Form 10-Q”) within the prescribed time period because the Company required additional time to prepare and complete the review of its quarterly financial statements for the quarter ended July 31, 2025 to be filed with the 2025 Form 10-Q. The Company expects to file the 2025 Form 10-Q within the 5-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statement

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include: (i) statements regarding the Company’s expectation to not file the 2025 Form 10-Q within the Extension Period, and (ii) statements regarding the Company’s financial results for the quarter ended July 31, 2025. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Company’s auditor of their review of the 2025 Form 10-Q. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin Kay	781	925-1700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Netcapital Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2025	By	/s/ Martin Kay
Martin Kay
Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

Based on information that is available at this time, the Company’s total revenues for the three months ended July 31, 2025, are expected to be approximately $190,058, as compared to total revenues of $142,227 for the three months ended July 31, 2024, an increase of $47,831, or approximately 34%. The increase is primarily attributable to fees generated from one issuer that accounted for approximately 73% of our revenues in the three months ended July 31, 2025 due to a successful $5 million raise utilizing our funding portal from March 24, 2025 to May 30, 2025.

Payroll and payroll related expenses are expected to increase by $804,113, or approximately 71%, to $1,940,706 for the three months ended July 31, 2025, as compared to $1,136,593 during the three months ended July 31, 2024. The increase is primarily attributable to the salary increases and bonuses for certain key positions, to assist with employee retention, during the quarter ended July 31, 2025.

Marketing expenses are expected to increase by approximately $4,540, or approximately 66%, to $11,438 for the three months ended July 31, 2025, as compared to $6,898 during the three months ended July 31, 2024. The increase in expense is primarily attributed to new marketing efforts in the July 31, 2025 quarter to take advantage of additional cash resources.

Rent expense is expected to increase by approximately $3,736, or approximately 20%, to $22,852 for the three months ended July 31, 2025, as compared to $19,116 during the three months ended July 31, 2024. The increase is primarily attributable to a month-to-month rent agreement that we now have, as compared to an annual agreement in the prior fiscal year.

General and administrative expenses are expected to increase by approximately $238,250, or 17%, to $1,618,506 for the three months ended July 31, 2025, from $1,380,256 during the three months ended July 31, 2024. The increase is primarily attributable to increased legal costs.

Consulting expenses are expected to decrease by approximately $25,330, or 26%, to $72,051 for the three months ended July 31, 2025 from $97,381 during the three months ended July 31, 2024. The decrease is primarily attributable to a decrease in individual contractors used by the Company.

Interest expense is expected to increase by approximately $25,603 to $36,067, or approximately 245%, for the three months ended July 31, 2025, as compared to $10,464 during the three months ended July 31, 2024. The increase in interest expense is primarily attributable to increased debt amounts from notes that were sold in March, April and May of 2025.

Accretion expense is expected to amount to approximately $356,404 in the three months ended July 31, 2025. There was no accretion in the three months ended July 31, 2024. The Company sold 4 notes, and each note contained an original issuance discount that was accreted in three months ended July 31, 2025.

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